WILLIAMS PARTNERS L.P.

One Williams Center

Tulsa, Oklahoma 74171-0172

(918) 573-2000

March 1, 2018

VIA EDGAR

Danilo Castelli

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Williams Partners L.P.
Registration Statement on Form S-3
Filed February 22, 2018
File No. 333-223150

Dear Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Williams Partners L.P., a Delaware limited partnership (the “Company”), respectfully requests that the effective time of the above referenced Registration Statement on Form S-3 filed by the Company (the “Registration Statement”) be accelerated to 9:00 a.m., Eastern time, on March 6, 2018, or as soon thereafter as practicable.

[Signature Page Follows]

Sincerely,

Williams Partners L.P.

By:	WPZ GP LLC, its General Partner

By:	/s/ Robert E. Riley, Jr.
Robert E. Riley, Jr.
Assistant Secretary

cc:	Robyn E. Zolman, Gibson, Dunn & Crutcher LLP